INVEST IN **TOMORROWS LAUNDRY, CO.**

The Tee Customers Keep Coming Back For



tomorrowslaundry.com   Los Angeles, CA   [f] [o]   `Consumer Goods`

Highlights

1   11,500+ Customers With Best-in-Class 50% Repeat Purchase Rate

2   4.9★ Rating Across 75,000+ Tees Delivered

3 $4M+ Lifetime Revenue and Profitable Operations in 2025

4   67% Gross Margins + First-Purchase Profitable

5   Founder Has Driven $100M+ in Apparel Sales Across Multiple Brands

6   CFO Scaled HexClad From Startup to a 9-Figure CPG Powerhouse

Featured Investor

Featured Investor



Kevion Stirdivant
Syndicate Lead

Follow

Invested $125,000

Founder & CEO - KASE Real Estate

"I've been a fan of Tomorrow's Laundry long before the opportunity to invest ever presented itself. Their attention to detail, relentless dedication to quality, and systems-driven, operations-inspired growth mindset truly set them apart. Founder Robbie Eala is not only a true expert in the field, but an exceptional human being—building with clarity, conviction, and long-term vision. I deeply believe in the company's ability to scale exponentially and become a category leader. Getting to invest is simply the cherry on top."

Team



Robert Eala Founder

20+ years in fashion, drove $100M+ in apparel sales, across multiple fashion brands. Proven track record in scaling premium essentials and driving growth. Leads TL's vision, strategy and execution.

tomorrowslaundry.com 🔗



Jeremy Cervantes Finance Advisor

Former HexClad exec who helped scale the 9-figure CPG powerhouse through disciplined finance and operational excellence. Provides financial guidance across forecasting, budgeting, and capital planning.



Ahmed Ali COO

10+ years in apparel production, supply chain, and brand operations. Expert in streamlining in manufacturing and scaling DTC brands. Oversees product quality and operational excellence.



Benajmain Gagliardi Creative Media Director

Creative strategist behind Meta ads, national TV campaigns, and 9-figure brand growth. Specializes in high-impact content that drives measurable growth. Shapes TL's brand and storytelling.

We make premium tees that actually last - engineered to maintain their fit, feel, and color long after typical tees break down.

We've built the unit economics.

We've proven demand.

Now we scale.

Invest in the next category leader in premium essentials.



The basic tee is broken.

Men are stuck in a cycle of:

→ Shrinkage

→ Fading

→ Collar stretch

→ Disposable quality

Fast fashion is cheap for a reason.

Luxury brands charge more - but deliver nearly the same lifespan.

This category lacks a **premium staple that's built to actually last**.



Premium essentials designed for longevity.

〰 We spent 4+ years developing a proprietary fabric and construction method to create a high-durability essential, using world-class Peruvian cotton and higher-grade manufacturing standards.

What defines our product:

→ Custom-milled 100% cotton fabric (not off-the-shelf)

→ Higher stitch density for durability

→ Reinforced, shape-holding collar

→ Pre-shrunk for permanent fit

→ Hand-crafted in sweatshop-free, fair-wage factories in Peru

This isn't a fashion trend.

It's an upgrade to the item men wear every day.

And once customers switch, they don't go back.





Proof of Demand

Our retention and satisfaction metrics outperform the category.

Gross Margin - 67%

Average Order - $152

Repeat Purchase Rate - 50%

2024 Revenue - $1.7M

→ We used 2025 to strengthen the business. We reduced costs across operations, fulfillment, and marketing, and focused on profitability to build a stronger foundation for scale.

2025 Revenue - $1M Revenue with positive operating profit

2026 Forecast - $2.6M revenue while staying profit-focused

Forward-looking statements are not guaranteed.




2024 Revenue
EBITDA
8x
ROAS
67%
Gross Margin
50%
Returning Customer Rate
$50
CAC
$152
AOV
$272
LTV (24-Month)

Operational improvements have already been made:

- Fulfillment and Shipping Costs: reduced **60%+**
- Returns: reduced from **12% → 8%**
- New customer ROAS: **1.5x → 3x**

We now operate as a **profit machine** - not a "grow at all costs" DTC brand.

The model works.

The customer loves it.

The P&L is disciplined.

This stage is about **fuel.**


Profitable on Day One. Compounding Thereafter
First Purchase
$152
$50
$50
$52
AOV
COGS
CAC
Profit
Repeat Purchases
$120
$40
$0
$80
Repeat AOV
COGS
CAC
Profit
$50 CAC → $272 LTV | $132 net profit per customer.
Typical DTC Breakeven: 3-6 months | TL: Instant Profitability

Tomorrows Laundry's Market Opportunity

Men are shifting from fast fashion to durable essentials. The global market is large and growing.

→ Total Market Size (TAM):

- Global men's basics market is over **$60B.**

→ **Our Addressable Market (SAM):**

- Premium men’s essentials in the U.S., U.K., Canada, and Australia is approximately **$6B.**

→ **Our Realistic Target (SOM):**

- Reaching **$30M** in revenue would support an **$80M** valuation. This requires less than 0.5 percent of the premium basics market.

“Quiet luxury” and “buy less, buy better” are accelerating. The opportunity is large and Tomorrows Laundry is positioned to take advantage of it.

Forward-looking projections cannot be guaranteed.


Market Opportunity - Path to an $80M Exit
TAM
Global men's basics market is over $60B.
SAM
Premium men's essentials priced from $30 to $100 across the U.S., U.K., Canada, and Australia is approximately $6B.
SOM
A revenue target of $30M supports an $80M valuation. This requires less than 0.5 percent of the premium basics market.
$60B
$6B
$80M Exit
This model reflects a conservative path. Competitors in this category have reached $100M-$300M+ valuations, showing much larger potential upside as we scale beyond tees.

Capturing a modest sliver of the premium-tee market supports a $80M+ valuation outcome.

Competitors have already proven scale in this category:

→ True Classic: $300M+

→ Bylt: $235M+

→ Cuts: $100M+

→ Buck Mason / James Perse at premium retail valuations

The market is there.

The demand is proven.

But none of them are engineered for longevity-first value.

That’s the gap we occupy.

Competitors 2024

Revenue

True Classic Tees
$300M+

Bylt Basics
$235M+

Everlane
$225M+

Cuts Clothing
$100M+

Fresh Clean Tees
$60M+

Tomorrows
Laundry
$1.7M

$1.7M today → $30M supports an $80M exit
No scaled competitor is engineered for long-term
durability - a structural gap TL is built to own.



Traction

🛍️ **11,500+ customers**

👕 **75,000+ tees delivered**

⭐ **4.9/5 average review rating**

💸 **50% of customers return to buy more**

🗞️ Press features in:

→ Men's Health, Business Insider, USA Today, WIRED, Forbes

This is not a concept.

This is already a loved and proven product.



Trusted & Proven
This is not a concept. This is a loved and proven product.
4.9/5
Star Reviews
50%
Returning Customer Rate
Men'sHealth
Forbes
Business Insider
MEN'S JOURNAL
WIRED
'I've tried Buck Mason, James Perse, Uniqlo, Velvet...TL's shirts are above and beyond'
-Edmund C.
'Perfect in every way.'
-Bryan, L.
'Better than Cuts, Bylt, True Classic - Tomorrow's Laundry is the best.'
-Roman A.
'High quality, never shrinks, hardly wrinkles or "bacon necks". I'll be wearing TL for years to come!'
-Erik G.

Direct-to-Consumer + Essentials Membership

We sell online - no retail markups.

Essentials Club Membership ($60/year)

Members get 25% off sitewide, driving predictable recurring revenue and long-term loyalty.

When a customer buys once, they come back.

When they become a member, they stay - and spend more.

This model is:

- Scalable
- Margin protective

- Margin protective
- Designed for **compounding customer value**

Why Now

Consumers are moving away from disposable tees and toward longer-lasting essentials. At the same time, e-commerce brands have shifted from "growth at all costs" to **profitable businesses that keep customers coming back.**

Tomorrows Laundry sits exactly at that intersection.

We've already crossed the hard thresholds:

✅ **11,500+ customers and proven demand**

✅ **Profitable on the first purchase** (rare in apparel)

✅ **Stable, scalable supply chain**

✅ **Best-in-class repeat purchasing (50%)**

✅ **Strong margins and profitable operations**

The only thing limiting growth is **how much inventory we can make** and **how many new customers we can reach.**

This raise helps us:

→ make more product

→ reach more customers

→ expand into high-repeat essentials (socks, underwear, sweaters, athleisure)

The flywheel is in motion.

We are adding horsepower.





How Your Investment Works

Investing through Wefunder gives you a SAFE (Simple Agreement for Future Equity).

It's one of the most common ways startups raise money.

⏱️ **1. You invest early while the valuation is low**

You're getting in before we scale into more product categories and wider distribution.

🔄 **2. Your SAFE converts into shares later**

When we raise a larger round in the future, your SAFE converts into real ownership in the company.

📐 **3. You get a better price than future investors**

Because you're early, you receive:

- **$5M valuation cap**

- **20% discount**

Your investment buys more shares than future investors.

📈 **4. Your upside grows as the company grows**

As we expand our line, increase repeat customers, and scale distribution, our valuation can increase - giving early investors meaningful upside.

🚀 **5. You benefit when big events happen**

Your equity becomes valuable during milestones like:

- **VC rounds** (*Larger investors buy in at higher valuations*)

- **Acquisitions** (*Another company buys the business*)

- **A sale / exit** (*the company is sold and investors are paid out*)

- **A future IPO** (*The company eventually goes public)*

These are the events that unlock investor returns.

🤝 **6. Long-term ownership, not monthly payments**

There's no interest and no repayment schedule.

You're investing for long-term upside as the company grows.

Forward-looking statements are not guaranteed.

Use of Funds

Inventory: Expand our best-sellers and new styles so we stop selling out

Marketing: Scale profitable growth across paid & organic channels

Operations: Strengthen core team as volume increases

In short: more product, more customers, more momentum.

This is growth capital, not survival capital.


BEST IN CLASS.
Accelerating Profitable Growth
$1M SAFE @ $5M Post (20% Discount)
Capital goes directly into proven growth drivers: more inventory, stronger marketing, and key operational hires - accelerating scale on an already profitable foundation
Use of Funds
Working Capital $150k
15%
Inventory Expansion $400k
40%
Key Hires & Ops $200k
20%
25%
Customer Acquisition & Marketing $250k

Why Investors Join Early

- Early valuation = most upside
- Strong traction already proven
- Profitable operations reduce risk
- Raised capital directly accelerates growth
- Limited space in this round

Join us early - before we scale into the next stage.



TOMORROWS LAUNDRY

Thank You

Let's build the future of menswear together

robbie@tomorrowslaundry.com
www.tomorrowslaundry.com



"This is the best classic tee. I've tried many
other brands and this is the best one I found so far."
- Jimit S.
★★★★★

"I have bought some of highest rated tees
regardless of price ie Buck Mason, Uniqlo, Cuts, Velvet.
TL's shirts are above and beyond."
- Sean G.
★★★★★

"The fabric is high quality, drapes well and doesn't
pill or fade after multiple washes. I've searched a
lot of t-shirt brands,and this is definitely my favorite."
- Bradley B.
★★★★★

"Everything the other brands say they
are (and are not), Tomorrows Laundry is by far."

- Richard M.
★★★★★

